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SE 05035642 MISSION

SEC MAIL PROCESSING SECTION RECEIVED FEB 22 2005 WASH, D.C. 152

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kerlin Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 South Figueroa Street, Suite 1275
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rose, Snyder & Jacobs
(Name – *if individual, state last, first, middle name*)

15821 Ventura Blvd. Suite 490, (Address) Encino, (City) CA (State) 91436 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William K. Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kerlin Capital Group, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Please See attached Jurat for Notarization

Notary Public

February 16, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of Los Angeles } SS.

Subscribed and sworn to (or affirmed) before me on this 16th day of February, 2005, by

William K. Doyle, personally known to me or proved to me on the basis
(Signer)

of satisfactory evidence to be the person(s) who appeared before me.

RUBEN AVITIA
Comm. # 1365880
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires Aug. 13, 2006

NOTARY'S SIGNATURE

OPTIONAL INFORMATION

The information below is optional. However, it may prove valuable and could prevent fraudulent attachment of this form to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- ☐ INDIVIDUAL
- ☒ CORPORATE OFFICER
  Managing Director/Partner
  TITLE(S)
- ☐ PARTNER(S)
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ SUBSCRIBING WITNESS
- ☐ OTHER: ______

ABSENT SIGNER (PRINCIPAL) IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)
Kerlin Capital Group LLC

DESCRIPTION OF ATTACHED DOCUMENT

Annual Audited Report
TITLE OR TYPE OF DOCUMENT

15 Pages
NUMBER OF PAGES

2/16/05
DATE OF DOCUMENT

N/A
OTHER

RIGHT THUMBPRINT OF SIGNER

Top of thumbprint here

VALLEY-SIERRA, 800-362-3369

KERLIN CAPITAL GROUP, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
DECEMBER 31, 2004

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)

CONTENTS

ROSE, SNYDER & JACOBS
A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Kerlin Capital Group, LLC

We have audited the accompanying statement of financial condition of Kerlin Capital Group, LLC (a California limited liability company) as of December 31, 2004, and the related statements of operations, comprehensive income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerlin Capital Group, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rose, Snyder & Jacobs

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

January 25, 2005

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS		
Cash	$	89,885
Accounts receivable, net of allowance for doubtful accounts of $0		86,254
Investments at market value, note 2		7,665
TOTAL CURRENT ASSETS		183,804
PROPERTY AND EQUIPMENT, at cost		
Computer equipment		72,864
Office furniture and equipment		141,550
Leasehold improvements		33,961
		248,375
Less accumulated depreciation and amortization		239,353
NET PROPERTY AND EQUIPMENT		9,022
OTHER ASSETS		
Deposits		6,258
TOTAL ASSETS	$	199,084

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	7,213
COMMITMENTS AND CONTINGENCIES, note 3		
MEMBERS' EQUITY		191,871
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	199,084

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE, note 5	
Advisory fees	$ 1,769,653
Retainer fees	386,250
Other	1,617
TOTAL REVENUE	2,157,520
EXPENSES	
Employee compensation and benefits	974,260
Travel and entertainment	36,470
Communications	17,606
Occupancy	73,403
Interest and bank charges	445
Taxes	14,783
Depreciation and amortization	24,098
Other operating expenses	82,896
TOTAL OPERATING EXPENSES	1,223,961
NET INCOME	$ 933,559

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

NET INCOME	$ 933,559
OTHER COMPREHENSIVE INCOME (LOSS)	
Unrealized loss on investments	(7,777)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(7,777)
COMPREHENSIVE INCOME	$ 925,782

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Unrealized gains on investments	Members' equity	Total
Balance at January 1, 2004	$ 9,735	$ 177,354	$ 187,089
Net income	-	933,559	933,559
Other comprehensive loss	(7,777)	-	(7,777)
Contributions from members	-	182,000	182,000
Distributions to members	-	(1,103,000)	(1,103,000)
Balance at December 31, 2004	$ 1,958	$ 189,913	$ 191,871

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 933,559
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	24,098
Changes in assets - (increase):	
Accounts receivable	(87,975)
Employee advances	17,000
Deposits	6,583
Changes in liabilities - increase:	
Accounts payable and accrued expenses	783
NET CASH PROVIDED BY OPERATING ACTIVITIES	894,048
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(12,858)
NET CASH USED IN INVESTING ACTIVITIES	(12,858)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from members	182,000
Distributions to members	(1,103,000)
NET CASH USED IN FINANCING ACTIVITIES	(921,000)
NET DECREASE IN CASH	(39,810)
CASH, BEGINNING OF YEAR	129,695
CASH, END OF YEAR	$ 89,885

Supplementary disclosure:

Franchise state taxes paid in cash	$ 800

See independent auditors' report and
notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kerlin Capital Group, LLC (the "Company") is a "mergers and acquisitions type" NASD broker/dealer that provides investment banking services to corporate clients within the United States. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts and has no inventory of marketable securities.

The Company has only one class of members with all rights and privileges of voting, contribution and distribution. Members have limited liability, to the extent of their agreed capital contributions.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed over the estimated lives of the assets, three to five years, using accelerated methods.

Accounts receivables

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available, management believes the Company's accounts receivable are all collectible.

Investments

The Company accounts for its investments in accordance with Statements of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities". The Company's investments include marketable equity securities, which are classified as available for sale as defined by SFAS No. 115. Pursuant to SFAS No. 115, such investments are stated at market value and unrealized gains are reflected in the members' equity. Market value of marketable securities is based on bid prices published in financial newspapers. The specific identification cost method is used to calculate realized gains and losses.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The members are personally liable for income taxes on their respective shares of the Company's income.

Revenue Recognition

In general, revenue is recognized when the service is performed. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met. For the year ended December 31, 2004, revenue is presented net of direct consulting cost of $365,428.

Cash Flows

For the purposes of the statement of cash flows, the Company considers cash equivalents to include cash and short term money market mutual funds.

See independent auditors' report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the useful lives of property and equipment and the allowance for doubtful accounts. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements

Fair Value of Financial Instruments

The Company's financial instruments, including accounts receivable, employee advances, accounts payable and accrued expenses are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments.

2. INVESTMENTS

At December 31, 2004, investments are comprised of the following:

	Cost	Market Value	Unrealized Gain
Common stock in Curative Health Services, Inc.	$ 5,707	$ 7,665	$ 1,958

There was no sale of investment during the year ended December 31, 2004.

3. COMMITMENTS AND CONTINGENCIES

Operating Leases

The following is a schedule, by years, of future minimum rental payments required under operating leases for office space and a car that have an initial and remaining noncancelable lease terms in excess of one year. The office space has an option to renew for an additional one-year period after its expiration in August 2005, and the Company is in the process of negotiating a new lease.

2005	$ 61,071
2006	$ 12,523

Total rent expense for the year ended December 31, 2004, with respect to these leases was $79,093. The Company is also responsible for certain operating expenses for the office space.

4. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company was required to maintain a net capital of not less than $5,000 at December 31, 2004. The net capital of the Company at December 31, 2004 amounted to $82,783.

5. MAJOR CLIENTS

During the year ended December 31, 2004, the Company generated approximately 97% of its revenue from three clients. Four clients accounted for 96% of the total accounts receivable at December 31, 2004.

See independent auditors' report.

SUPPLEMENTARY SCHEDULE

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL	
Total stockholders' equity	$ 191,871
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	191,871
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits-deferred income tax payable	-
Total capital and allowable subordinated borrowings	191,871
Deductions and/or charges:	
Nonallowable assets:	
Securities not readily marketable	-
Exchange memberships	-
Furniture, equipment, and leasehold improvements, net	9,022
Other assets	100,177
	109,199
Additional charges for customers' and noncustomers' security accounts	-
Additional charges for customers' and noncustomers' commodity accounts	-
Aged fails-to-deliver	-
Aged short security differences	-
Secured demand note deficiency	-
Commodity futures contracts and spot commodities/proprietary capital charges	-
Other deductions and/or charges	-
Net capital before haircuts on securities positions (tentative net capital)	82,672
Haircuts on securities	
Contractual securities commitments	-
Securities collateralizing secured demand notes	-
Trading and investment securities	-
Bankers' acceptances, certificates of deposit, and commercial paper	-
U.S. and Canadian government obligations	-
State and municipal government obligations	-
Corporate obligations	-
Stocks and warrants	-
Options	-
Other securities	111
Undue concentrations	-
Net Capital	$ 82,783

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2004

Aggregate indebtedness	$ -
Items included in statement of financial condition:	
Short-term bank loans (secured by customer's securities)	-
Drafts payable	-
Payable to brokers and dealers	-
Payable to clearing broker	-
Payable to customers	-
Other accounts payable and accrued expenses	7,213
Items not included in statement of financial condition:	
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	$ 7,213
Computation of basic net capital requirement	
Minimum net capital required:	
Company	5,000
Broker-dealer subsidiary	-
Total	$ 5,000
Excess net capital at 1,500 percent	$ 77,783
Excess net capital at 1,000 percent	$ 82,062
Ratio: Aggregate indebtedness to net capital	0.09 to 1

Reconciliation with Company's computation:

A reconciliation is not included as there was no material difference from the Company's computation.

See independent auditors' report and
notes to financial statements.